UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6–K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2014

Commission File Number 001-31583

NAM TAI PROPERTY INC.

(Translation of registrant’s name into English)

Namtai Industrial Estate East

2 Namtai Road, Gushu, Xixiang

Baoan District, Shenzhen

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI PROPERTY INC.

Date: November 3, 2014	By:	/s/ M.K. Koo
		Name:	M. K. Koo
		Title:	Executive Chairman and Chief Financial Officer

THIRD QUARTER NEWS RELEASE

Investor relations contact: Mr. Kevin McGrath Managing Partner of Cameron Associates Tel.:212.245.4577 E-mail: kevin@cameronassoc.com	Please refer to the Nam Tai website (www.namtai.com) or the SEC website (www.sec.gov) for Nam Tai press releases and financial statements.

NAM TAI PROPERTY INC.

Reports Q3 2014 Results

SHENZHEN, PRC – November 3, 2014 – Nam Tai Property Inc. (“Nam Tai” or the “Company”) (NYSE Symbol: NTP) (formerly known as Nam Tai Electronics, Inc.) today announced its unaudited results for the third quarter ended September 30, 2014. The Company’s original core manufacturing business of LCM module, including Wuxi and Shenzhen production operations for the current and prior periods, was classified as “discontinued operations” and disclosed in the statement of comprehensive income separately under the income (loss) from discontinued operations (net of tax) and not included in the presentation of rental income, net rental income and operating loss that form parts of the operating loss of “continuing operations” and reported as the following:

KEY HIGHLIGHTS

(In thousands of US Dollars, except per share data, percentages and as otherwise stated)

	Quarterly Results			Nine months Results
	Q3 2014	Q3 2013	YoY(%)(d)	9M 2014	9M 2013	YoY(%)(d)
Rental income (a)	$820	$19	4,216	$1,512	$110	1,275
Net rental income (a)	$438	$2	21,800	$848	$58	1,362
% of rental income	53.4%	10.5%		56.1%	52.7%
Operating loss (a)	$(1,745)	$(1,247)	—	$(6,154)	$(5,726)	—
% of rental income	(212.8%)	(6,563.2%)		(407.0%)	(5,205.5%)
per share (diluted)	$(0.04)	$(0.03)	—	$(0.14)	$(0.13)	—
Net income (loss) (b) (c)	$5,475	$17,997	(70)	$(20,664)	$(8,950)	—
% of rental income	667.7%	94,721.1%		(1,366.7%)	(8,136.4%)
Basic earnings (loss) per share	$0.12	$0.40	(70)	$(0.46)	$(0.20)	—
Diluted earnings (loss) per share	$0.12	$0.40	(70)	$(0.46)	$(0.20)	—
Weighted average number of shares (‘000)
Basic	44,700	45,273		44,894	45,206
Diluted	44,808	45,394		44,959	45,670

Notes:

(a)	For the three months ended September 30, 2014 and September 30, 2013, the discontinued operations recognized net sales of nil and $284.2 million, gross profit of nil and $23.2 million, and operating (loss) income of ($0.6) million and $20.1 million, respectively. For the nine months ended September 30, 2014 and September 30, 2013, the discontinued operations recognized net sales of $53.2 million and $668.0 million, gross profit of $2.8 million and $46.7 million, and operating loss of $21.0 million and $1.9 million, respectively. Please see page 6 of the Company’s Condensed Consolidated Statements of Comprehensive Income for details. This information has also been published on the Company’s website at http://www.namtai.com/quarterly/quarterly.htm in the quarterly earnings report of Q32014 on page 6, Condensed Consolidated Statements of Comprehensive Income.
(b)	Net income for the three months ended September 30, 2014 included (i) income from discontinued operations (net of tax) of $1.7 million, which mainly included gain on exchange difference of $2.2 million and provision for bad debt of $1.0 million, and (ii) income from continuing operations of $3.8 million, which mainly included gain on exchange difference of $2.8 million and interest income of $2.5 million.
(c)	Net loss for the nine months ended September 30, 2014 included (i) loss from discontinued operations (net of tax) of $21.1 million, which mainly included impairment charge of $19.0 million on assets held for sale and loss of $3.2 million on the one-off amortization for certain leasehold improvements, and (ii) income from continuing operations of $0.4 million, which mainly included interest income of $6.7 million and net rental income of $0.8 million, but partly offset by general and administrative expenses of $7.0 million.
(d)	Percentage change is not applicable if either of the two periods contains a loss.
(e)	This information has been published on the Company’s website http://www.namtai.com/quarterly/quarterly.htm under the quarterly earnings report of Q3 2014 on page 6, Condensed Consolidated Statements of Comprehensive Income.

SUPPLEMENTARY INFORMATION (UNAUDITED) IN THE THIRD QUARTER OF 2014

Key Highlights of Financial Position

	As at September 30, 2014	As at September 30, 2013(a)	As at December 31, 2013(a)
Cash on hand and fixed deposits maturing over three months(b)	$301.3 million	$238.6 million	$270.3 million
Ratio of cash(c) to current liabilities	6.69	1.60	2.06
Current ratio	7.48	3.08	3.42
Ratio of total assets to total liabilities	8.35	3.38	3.77
Return on equity	(7.9%)	(3.3%)	0.1%
Ratio of total liabilities to total equity	0.14	0.42	0.36

Notes:

(a)	Certain financial ratios of the Company as at September 30, 2013 and December 31, 2013 have been restated according to the reclassified assets and liabilities from discontinued operations. Please see page 7 of the Company’s Condensed Consolidated Balance Sheets for further information. This information has also been published on the Company’s website at http://www.namtai.com/quarterly/quarterly.htm in the quarterly earnings report of Q3 2014 on page 7, Condensed Consolidated Balance Sheets.
(b)	Total cash of $301.3 million as at September 30, 2014 included $40.0 million short term bank loan borrowed from the Hongkong and Shanghai Banking Corporation Limited (“HSBC”) with a term of one year. As at September 30, 2014, $11.8 million out of $40.0 million short term loan has been utilized as payment for 1,604,200 shares of our common stocks that we repurchased during May to September 2014. As at September 30, 2014, the remaining funds of $28.2 million from this short term bank loan are placed in time deposits.
(c)	Cash in the financial ratio included both cash on hand and fixed deposits maturing over three months in the amount of $301.3 million, $238.6 million and $270.3 million as at September 30, 2014, September 30, 2013 and December 31, 2013, respectively.

OPERATING RESULTS

Rental income, net rental income and operating loss for the third quarter of 2014 and the same quarter of 2013 were presented excluding the discontinued operations (Shenzhen and Wuxi facilities). Rental income was mainly derived from properties located in Shenzhen. Operating loss for the third quarter of 2014 was $1.7 million, an increase of $0.5 million, compared to operating loss of $1.2 million in the third quarter of last year. Operating loss for the nine months ended September 30, 2014 was $6.2 million, an increase of $0.5 million compared to operating loss of $5.7 million in the same period of last year.

With respect to the discontinued operations (Shenzhen and Wuxi facilities), for the third quarter of 2014 and the same period of 2013, net sales were nil and $284.2 million, gross profit was nil and $23.2 million, and operating (loss) income was ($0.6) million and $20.1 million, respectively. For the nine months ended September 30, 2014 and September 30, 2013, the net sales were $53.2 million and $668.0 million, gross profit was $2.8 million and $46.7 million, and operating loss was $21.0 million and $1.9 million, respectively.

After considering the income from discontinued operations (net of tax), net income in the third quarter of 2014 was $5.5 million, or $0.12 per diluted share, compared to net income of $18.0 million, or $0.40 per diluted share in the third quarter of last year. Net income primarily comprised of (i) the $1.7 million income from discontinued operations (net of tax) in the third quarter of 2014, which mainly included gain on exchange difference of $2.2 million and provision for bad debt of $1.0 million, compared to $16.6 million income in the same period of last year, (ii) income of $3.8 million from continuing operations in the third quarter of 2014 (mainly included gain on exchange difference of $2.8 million and interest income of $2.5 million), compared to $1.4 million income in the same period of last year.

Net loss for the nine months ended September 30, 2014 was $20.7 million, or loss of $0.46 per diluted share, compared to net loss of $9.0 million, or loss of $0.20 per diluted share, in the same period of last year. Net loss was primarily comprised of (i) the $21.1 million loss from discontinued operations (net of tax) for the nine months ended September 30, 2014, which mainly included impairment charge of $19.0 million on assets held for sale and land repurchase from local government in Wuxi and loss of $3.2 million on the one-off amortization for certain leasehold improvements, compared to $10.7 million loss (mainly including impairment charge on fixed assets of $34.9 million), in the same period of last year, and (ii) income of $0.4 million from continuing operations for the nine months ended September 30, 2014, compared to income of $1.8 million in the same period of last year, mainly due to loss on exchange difference of $1.4 million, which resulted from the depreciation of RMB against USD during 2014.

Please see page 6 of the Company’s Condensed Consolidated Statements of Comprehensive Income for further details. This information has also been published on the Company’s website at http://www.namtai.com/quarterly/quarterly.htm in the quarterly earnings report of Q3 2014 on page 6, Condensed Consolidated Statements of Comprehensive Income.

COMPANY OUTLOOK

As for the land in Shenzhen, the construction permit application processes have been proceeding smoothly, and we believe that we will obtain the necessary permits and approvals to carry out the next stage of our property development projects on schedule.

Overall, the real estate market in China is not flourishing and has slowed down recently. However, since our land is located in Shenzhen where the property market has remained stable in recent months, we believe the valuation of our land has also remained stable during this same time period.

The professional land evaluation reports for both projects (the Gushu Project and Guangming Project) have been made available on our website. The book value of the land will remain unadjusted on the Company’s financial statements in accordance with the U.S. GAAP unless there is an impairment charge. We plan to develop the Guangming Project first, and then the Gushu Project. Under the Board’s approval, we are seeking potential joint venture partners and our joint-venture proposal will be, in part, based on information contained in these two reports and the Company will carry on to process the application of permit without delay. The Company expects to make announcements from time to time to keep shareholders informed about material developments.

As for our Wuxi plant, all production line machinery has been sold and the factory building continues to be listed for sale.

The current headcount of our Group is approximately 70 and we believe that our overhead expenses are under control. The Company currently derives a majority of its income from rental and interest income. As of September 30, 2014, total cash was $301.3 million. As a result of our cash position, we believe the Company’s finances remain healthy to fund the initial stages of these property development projects in the next two to three years. We continue to focus our efforts on developing the two parcels of land in Gushu, Shenzhen, and Guangming, Shenzhen.

The information contained in or that can be accessed through the website mentioned in this announcement does not form part of this announcement.

SHARE REPURCHASE PROGRAM UPDATE

As of October 31, 2014, 2,199,000 common shares had been bought back from the open market at the prevailing market price under our stock repurchase program announced on May 7, 2014. The share repurchase has been conducted in accordance with Rule 10b-18 of the Securities and Exchange Act of 1934 and is expected to be terminated around November 30, 2014.

PAYMENT OF QUARTERLY DIVIDENDS FOR 2014 and 2015

As announced on November 4, 2013, the Company has set the payment schedule of quarterly dividends for 2014. The dividend for Q4 2014 was paid on October 20, 2014.

The following table updates the previously announced schedule for declaration and payment of quarterly dividends in 2014.

Quarterly Payment	Record Date	Payment Date	Dividend (per share)	Status
Q1 2014	December 31, 2013	January 17, 2014	$0.02	PAID
Q2 2014	March 31, 2014	April 17, 2014	$0.02	PAID
Q3 2014	June 30, 2014	July 18, 2014	$0.02	PAID
Q4 2014	September 30, 2014	October 20, 2014	$0.02	PAID

Total for Full Year 2014			$0.08

The Company announced today that its Board authorized a plan, same as 2014, to distribute annual dividend of $0.08 ($0.02 x 4 quarters) per outstanding share of the Company’s common stock, effective from the first quarter of 2015. After extensive review, the Board determined that the distribution of an annual dividend of $0.08, which maintains our dividend distribution program at a competitive level, is a prudent measure, in view of the fact that we have sufficient cash on hand to support our current share buyback program and the overhead expenses related to the land development projects in Shenzhen. The Company recognizes the importance of the dividend to our shareholders and the significance of this decision, and believes it is the right action at this time given the highly competitive market environment to further strengthen the Company for the long-term, while still providing an attractive dividend.

Quarterly Payment	Record Date	Payment Date	Dividend (per share)	Status
Q1 2015	December 31, 2014	before January 31, 2015	$0.02
Q2 2015	March 31, 2015	before April 30, 2015	$0.02
Q3 2015	June 30, 2015	before July 31, 2015	$0.02
Q4 2015	September 30, 2015	before October 31, 2015	$0.02

Total for Full Year 2015			$0.08

The Company’s decision to continue dividend payments in 2015 as set out and confirmed in the above table does not necessarily mean that cash dividend payments will continue thereafter. Whether future dividends after 2015 are to be declared will depend upon Company’s future growth and earnings at each relevant period, of which there can be no assurance, and the Company’s cash flow needs for business transformation. Accordingly, there can be no assurance that cash dividends on the Company’s common shares will be declared beyond those declared for 2015, and we also cannot assure you that the amounts of such dividends will be or whether such dividends, once declared for a specific period, will continue for any future period, or at all.

PROPOSED SCHEDULE OF RELEASE OF QUARTERLY FINANCIAL RESULTS FOR Q4 2014 and 2015

To maintain the efficiency of delivering the Company’s quarterly financial results to the market, the Company’s management has decided to follow approximately the same schedule of 2014 to release the quarterly financial results for 2015. Details of the expected quarterly release dates are as follows:

Announcements of Financial Results
Quarter	Date of release
Q4 2014	February 2, 2015 (Monday)
Q1 2015	April 27, 2015 (Monday)
Q2 2015	August 3, 2015 (Monday)
Q3 2015	November 2, 2015 (Monday)
Q4 2015	February 1, 2016 (Monday)

FORWARD-LOOKING STATEMENTS AND FACTORS THAT COULD CAUSE OUR SHARE PRICE TO DECLINE

Certain statements included in this press release, other than statements of historical fact, are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “seek” or “believe”. These forward-looking statements, which are subject to risks, uncertainties, and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations about future events. There are important factors that could cause our actual results, level of activity, performance, or achievements to differ materially from the results, level of activities, performance, or achievements expressed or implied by the forward-looking statements, including, but not limited to, delay in the Company’s ability to obtain all requisite permits and approvals from relevant government authorities in relation to the redevelopment of two parcels of properties in Gushu, Shenzhen, and Guangming, Shenzhen, respectively, and the successfully redevelopment of the two parcels of properties; the sufficiency of the Company’s cash position and other sources of liquidity to fund its property developments; continued inflation and appreciation of the Renminbi against the US dollar; rising labor costs in China and changes in the labor supply and labor relations. In particular, you should consider the risks outlined under the heading “Risk Factors” in our most recent Annual Report on Form 20-F and in our Current Report filed from time to time on Form 6-K. The Company’s decision to continue dividend payments in 2015 does not necessarily mean that dividend payments will continue thereafter. Whether future dividends will be declared depend upon the Company’s future growth and earnings, of which there can be no assurance, as well as the Company’s cash flow needs for further expansion. Accordingly, there can be no assurance that cash dividends on the Company’s common shares will be declared beyond those declared for 2015, what amount that dividends may be or whether such dividends, once declared for a specific period, will continue for any future period, or at all; and whether we will purchase any of our shares in the open markets or otherwise. Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance, or achievements. You should not rely upon forward-looking statements as predictions of future events. These forward-looking statements apply only as of the date of this press release; as such, they should not be unduly relied upon as circumstances change. Except as required by law, we are not obligated, and we undertake no obligation, to release publicly any revisions to these forward-looking statements that might reflect events or circumstance occurring after the date of this release or those that might reflect the occurrence of unanticipated events.

ABOUT NAM TAI PROPERTY INC.

Prior to complete cessation of our electronic manufacturing and design services business in April 2014, we were an electronics manufacturing and design services provider to a select group of the world’s leading OEMs of telecommunications, consumer electronic and automotive products. Through our electronics manufacturing services operations, we manufactured electronic components and subassemblies, i.e. LCD modules and FPCAs. These components are used in numerous electronic products, including smartphones, tablets, automotive, laptop computers, digital cameras, electronic toys, handheld video game devices, and entertainment devices. We also manufactured finished products, including mobile phone accessories, home entertainment products and educational products. We assisted our OEM customers in the design and development of their products and furnished full turnkey manufacturing services that utilized advanced manufacturing processes and production technologies.

Upon the cessation of our LCM manufacturing business in April 2014, we have formally transformed our core business from the EMS industry to property development and management. We are thoroughly focusing our efforts on redeveloping two parcels of land in Gushu, Shenzhen, and Guangming, Shenzhen, respectively, by converting these two parcels of land into high-end commercial complexes. Subsequently, we believe our principal income in the future will be derived from the rental income from the commercial complexes.

Nam Tai Property Inc. is a corporation registered in the British Virgin Islands and listed on the New York Stock Exchange (Symbol “NTP”). All the Company’s operations are located in the People’s Republic of China.

NAM TAI PROPERTY INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

(In Thousands of US Dollars except share and per share data)

	Three months ended September 30		Nine months ended September 30
	2014	2013	2014	2013

Rental income (1)	$820	$19	$1,512	$110
Rental expense	382	17	664	52

Net rental income	438	2	848	58

Costs and expenses
General and administrative expenses	2,183	1,249	7,002	5,784

	2,183	1,249	7,002	5,784

Operating loss	(1,745)	(1,247)	(6,154)	(5,726)

Other income (expenses), net	3,022	1,221	(173)	4,386
Interest income	2,514	1,410	6,744	3,122

Income before income tax	3,791	1,384	417	1,782

Income from continuing operations	3,791	1,384	417	1,782
Income (loss) from discontinued operations, net of tax	1,684	16,613	(21,081)	(10,732)

Consolidated net income (loss)	5,475	17,997	(20,664)	(8,950)
Other comprehensive income	—	—	—	—

Consolidated comprehensive income (loss) (2)	$5,475	$17,997	$(20,664)	$(8,950)

Basic net earnings (loss) per share:
Basic earnings per share from continuing operations	$0.08	$0.03	$0.01	$0.04
Basic earnings (loss) per share from discontinued operations	$0.04	$0.37	$(0.47)	$(0.24)

Basic net earnings (loss) per share	$0.12	$0.40	$(0.46)	$(0.20)

Diluted net earnings (loss) per share:
Diluted earnings per share from continuing operations	$0.08	$0.03	$0.01	$0.04
Diluted earnings (loss) per share from discontinued operations	$0.04	$0.37	$(0.47)	$(0.24)

Diluted net earnings (loss) per share	$0.12	$0.40	$(0.46)	$(0.20)

Weighted average number of shares (‘000)
Basic	44,700	45,273	44,894	45,206
Diluted	44,808	45,394	44,959	45,670

Notes:

(1)	The property at phase 2 in Gushu has been rented to a third party lessee for a term of three years since May 2014.
(2)	Consolidated comprehensive income for the three months ended September 30 2014 included (i) income from discontinued operations (net of tax) of $1.7 million, which mainly included gain on exchange difference of $2.2 million and provision for bad debt of $1.0 million, and (ii) income from continuing operations of $3.8 million, which mainly included gain on exchange difference of $2.8 million and interest income of $2.5 million.

NAM TAI PROPERTY INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

AS AT SEPTEMBER 30, 2014 AND DECEMBER 31, 2013

(In Thousands of US Dollars)

	September 30	December 31
	2014	2013
ASSETS
Current assets:
Cash and cash equivalents(1) (2)	$110,882	$68,707
Fixed deposits maturing over three months(1)(2)	190,409	201,565
Prepaid expenses and other receivables	7,333	3,108
Finance lease receivable – current	4,198	3,921
Assets held for sale	23,420	45,423
Current assets from discontinued operations	858	124,783

Total current assets	337,100	447,507

Property, plant and equipment, net	26,134	30,867
Finance lease receivable – non current	2,070	4,987
Land use rights	10,749	10,951
Deposit for property, plant and equipment	34	—
Other assets	107	107

Total assets	$376,194	$494,419

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short term bank borrowing(3)	$40,000	$—
Accrued expenses and other payables	3,439	995
Dividend payable	875	3,622
Current liabilities from discontinued operations	747	126,412

Total current liabilities	45,061	131,029

EQUITY
Shareholders’ equity:
Common shares(4)	437	453
Additional paid-in capital	280,113	291,731
Retained earnings	50,591	71,214
Accumulated other comprehensive loss	(8)	(8)

Total shareholders’ equity	331,133	363,390

Total liabilities and shareholders’ equity	$376,194	$494,419

Note:

(1)	According to the definition of “Balance Sheet” under the Financial Accounting Standard Board (“FASB”) Accounting Standards Codification (“ASC”) 210-10-20, cash equivalents are short-term, highly liquid investments that are readily convertible to cash. Only investments with original maturities of three months or less when purchased qualify under that definition. Therefore, the fixed deposits maturing over three months with amount of $190.4 million and $201.6 million as at September 30, 2014 and December 31, 2013 are not classified as cash and cash equivalents but require separate disclosure in the balance sheet.
(2)	Total cash of $301.3 million as at September 30, 2014 included $40.0 million short term bank loan borrowed from HSBC with a term of one year and as of September 30, 2014, $11.8 million out of $40.0 million has been utilized to repurchase 1,604,200 shares. The remaining funds from this short term bank loan have been placed in time deposits as at September 30, 2014.
(3)	Short term bank borrowing represented the short term bank loan of $40.0 million borrowed from HSBC with a term of one year from May 28 2014 to May 28 2015.
(4)	Common shares include 1,604,200 shares repurchased and cancelled till September 30, 2014.

NAM TAI PROPERTY INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

(In Thousands of US Dollars)

	Three months ended September 30		Nine months ended September 30
	2014	2013	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES
Consolidated net income (loss)	$5,475	$17,997	$(20,664)	$(8,950)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization of property, plant and equipment, land use rights and other assets	812	3,240	3,801	18,149
Reversal of provision for inventories	—	(1)	—	(133)
Reversal for goods return	—	(6)	—	(17)
Provision (reversal of) for bad debts	992	—	(934)	2,158
(Gain) loss on disposal of property, plant and equipment	(720)	(358)	1,201	(901)
Gain on disposal of idle property, plant and equipment	(52)	—	(446)	—
(Gain) loss on disposal of other assets	—	(197)	—	366
Impairment charge on fixed assets and land use rights	101	89	19,136	34,955
Gain on derivative financial instruments	—	(99)	—	(561)
Share-based compensation expenses	39	39	269	1,497
Loss on liquidation of subsidiary	—	235		235
(Increase) decrease in deferred income taxes	—	(113)	—	2,887
Unrealized exchange (gain) loss	(4,034)	(419)	3,744	(1,329)
Changes in current assets and liabilities:
Decrease (increase) in accounts receivable	257	(28,310)	71,813	60,439
Decrease (increase) in inventories	—	4,598	30,493	19,969
(Increase) decrease in prepaid expenses and other receivables	(1,253)	2,889	647	12,711
Increase in income tax recoverable	—	(1)	—	(3)
Decrease in notes payable	—	(638)	—	(4,273)
(Decrease) increase in accounts payable	(278)	23,507	(95,303)	(68,884)
Decrease in accrued expenses and other payables	(3,984)	(3,067)	(24,883)	(18,639)
(Decrease) increase in income tax payable	—	(98)	(3,010)	611

Total adjustments	(8,120)	1,290	6,528	59,237

Net cash (used in) provided by operating activities	$(2,645)	$19,287	$(14,136)	$50,287

NAM TAI PROPERTY INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

(In Thousands of US Dollars)

	Three months ended September 30		Nine months ended September 30
	2014	2013	2014	2013
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and land use rights	$(633)	$(93)	$(1,161)	$(3,408)
Increase in deposits for purchase of property, plant and equipment	(20)	—	(34)	—
Cash received from derivative financial instruments	—	220	—	419
Proceeds from disposal of property, plant and equipment and other assets	4,800	564	21,402	6,008
Proceeds from disposal of idle property, plant and equipment	52	—	446	—
Cash received from finance lease receivable	902	818	2,640	2,391
Decrease (increase) in fixed deposits maturing over three months	60,010	1,693	11,156	(25,634)

Net cash provided by (used in) investing activities	$65,111	$3,202	$34,449	$(20,224)

CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends paid	$(895)	$(6,791)	$(2,706)	$(20,302)
Proceeds from issue of shares	—	—	89	2,598
Share buy-back program	(7,674)	—	(11,777)	—
Repayment of Trust Receipt loans	—	—	—	(3,558)
Proceeds from (repayment of) bank loans	—	—	40,000	(4,824)

Net cash (used in) provided by financing activities	$(8,569)	$(6,791)	$25,606	$(26,086)

Net increase in cash and cash equivalents	$53,897	$15,698	$45,919	$3,977
Cash and cash equivalents at beginning of period	52,951	147,027	68,707	157,838
Effect of exchange rate changes on cash and cash equivalents	4,034	419	(3,744)	1,329

Cash and cash equivalents at end of period	$110,882	$163,144	$110,882	$163,144

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

(In Thousands of US Dollars)

1.	Accumulated other comprehensive loss represents foreign currency translation adjustments. The consolidated comprehensive income was $5,475 and $17,997 for the three months ended September 30, 2014 and 2013 respectively.

2.	Business segment information:

Since the first quarter of 2013, the FPC segment has been discontinued and Telecommunication Components Assembly – (“TCA”) segment has been discontinued in the first quarter of 2014.

3.	A summary of the rental income, net income and long-lived assets by geographical areas is as follows:

	Three months ended September 30		Nine months ended September 30
	2014	2013	2014	2013
RENTAL INCOME WITHIN:
- PRC	$820	$19	$1,512	$110

NET INCOME (LOSS) FROM OPERATIONS WITHIN:
- PRC, excluding Hong Kong	$976	$1,683	$1,752	$3,832
- Hong Kong	2,815	(299)	(1,335)	(2,050)

Total net income from continuing operations	$3,791	$1,384	$417	$1,782

	September 30, 2014	December 31, 2013
LONG-LIVED ASSETS WITHIN:
- PRC, excluding Hong Kong	$33,123	$37,851
- Hong Kong	3,760	3,967

Total long-lived assets	$36,883	$41,818